Exhibit 99.1

CMGE Reports Fourth Quarter and Full Year 2013 Unaudited Financial Results

HONG KONG, March 4, 2014—China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), the largest publisher and a leading developer of mobile games in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter Financial Highlights

•	Total revenues were RMB146.4 million (US$24.2 million1), compared with RMB28.9 million in the fourth quarter of 2012. Revenues were 49.2% higher than our revenues of RMB98.1 million in the third quarter of 2013.

•	Net income was RMB35.3 million (US$5.8 million), compared with a net loss of RMB58.3 million in the fourth quarter of 2012. Net income increased 37.9% from RMB25.6 million in the third quarter of 2013.

•	Non-GAAP[2] net income, excluding from our GAAP net income (1) share-based compensation expenses and (2) goodwill and intangible assets impairment loss, was RMB35.6 million (US$5.9 million), compared with non-GAAP net loss of RMB10.0 million in the fourth quarter of 2012. Non-GAAP net income increased 43.0% from non-GAAP net income of RMB24.9 million in the third quarter of 2013.

•	Basic and diluted earnings per American Depositary Share[3] (“ADS”) were RMB1.28 (US$0.21) and RMB1.18 (US$0.20), respectively, compared with basic and diluted loss per ADS of RMB2.71 in the fourth quarter of 2012. Basic and diluted earnings per ADS were RMB0.98 in the third quarter of 2013.

Full Year 2013 Financial Highlights

•	Revenues were RMB353.0 million (US$58.3 million), representing an increase of 88.2% compared with RMB187.6 million in 2012.

•	Net income was RMB26.8 million (US$4.4 million), compared with a net loss of RMB14.5 million in 2012.

•	Non-GAAP net income, excluding (1) share-based compensation expenses, (2) goodwill and intangible assets impairment loss and (3) listing expenses, was RMB43.4 million (US$7.2 million), compared with RMB61.3 million in 2012.

•	Basic and diluted earnings per ADS were RMB0.93 (US$0.15) and RMB0.89 (US$0.15), respectively, compared with basic and diluted loss per ADS of RMB0.80 in 2012.

•	Cash and cash equivalents were RMB249.1 million (US$41.1 million), restricted cash was RMB15.7 million (US$2.6 million) and short-term investments were RMB51.8 million (US$8.6 million) as of December 31, 2013.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the effective noon buying rate as of December 31, 2013 in New York City for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company’s stock.

Fourth Quarter Operating Data

•	Total paying users[4] for social games were 3.2 million, compared with 48,235 in the fourth quarter of 2012 and 2.8 million in the third quarter of 2013. Average revenue per paying user account (“ARPU”) for social games was RMB36.6, compared with RMB92.47 in the fourth quarter of 2012 and RMB24.9 in the third quarter of 2013.

•	Total paying users[5] for single-player games (excluding game bundles) were 2.8 million, compared with 5.0 million in the fourth quarter of 2012 and 2.6 million in the third quarter of 2013. ARPU for single-player games (excluding game bundles) was RMB7.4, compared with RMB2.4 in the fourth quarter of 2012 and RMB4.3 in the third quarter of 2013. The quarter-over-quarter increase in ARPU was driven by a shift in product mix toward single-player games with higher ARPUs.

•	Total subscriptions[6] for game bundles were 1.1 million in the fourth quarter of 2013, compared with 1.1 million in the fourth quarter of 2012 and 1.6 million in the third quarter of 2013. Average revenue per subscription for game bundles was RMB4.90, compared with RMB4.01 in the fourth quarter of 2012 and RMB5.56 in the third quarter of 2013.

[4]	Total paying users for social games represent the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of same users.
[5]	Total paying users for single-player games represents (i) the number of users that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of same users, and (ii) the total number of games purchased through application stores.
[6]	Total subscriptions represent the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

Full Year 2013 Operating Data

•	Total paying users for social games were 7.7 million, a significant increase from 303,613 in 2012. Full-year ARPU was RMB28.9, compared with RMB108.5 in 2012.

•	Total paying users for single-player games (excluding game bundles) were 13.7 million, compared with 31.7 million in the 2012. ARPU was RMB4.3, compared with RMB3.6 in 2012.

•	Total subscriptions for bundles were 6.1 million in 2013, an increase compared with 5.9 million 2012, and average revenue per subscription was RMB5.1, compared with RMB4.5 in 2012.

“During 2013 we achieved many significant milestones,” said Mr. Ken Jian Xiao, Chief Executive Officer of CMGE. “Foremost, we maintained our leadership position in the China mobile game publishing industry, as reflected by our leading share of gross billings according to Analysys International, a leading independent research firm on the technology, media and telecom industries in China. We achieved this by applying our mobile game and entertainment expertise to successfully expand our portfolio of popular social games that are designed for smartphones and tablets. We also regained profitability on a quarterly and annual basis with accelerating growth in revenue in the fourth quarter of 2013. In addition, we significantly grew our player base, which exceeded 130 million in 2013, with 27.5 million paying users for the full year.

“As of the end of December 2013, we licensed 51 social games in our publishing portfolio, of which 21 were exclusive licenses. In our licensing portfolio, our top three revenue grossing games in the fourth quarter of 2013 were Wu Xia Q Zhuan, San Guo Zhi Weili Jiaqiang Ban and a Ninja-based card game. Our success in selecting top games for licensing, as well as our success in widely distributing licensed games, are significant achievements for our company.

“In the area of self-developed games, we released a very successful, high-quality poker and RPG games in 2013. Our self-developed social poker game, Joyful Da Ying Jia (also marketed as Joyful Zha Jin Hua) which we launched in March 2013, the first social poker game in our Joyful poker game series. This game not only obtained the “Golden Apple Award” by Shang Fang Wang, but also surpassed over RMB10.0 million in monthly gross billings from July to December of 2013 and had accumulated gross billings of RMB95.2 million in 2013. The success of Joyful Da Ying Jia, together with our other Joyful poker games releases, helped increase our registered users for the Joyful poker game series to 60 million in 2013. In addition, our self-developed MMORPG game, War Valley, received five top industry awards, including the Golden Plume Award by China Mobile Game Industry Annual Summit. We not only made War Valley popular in China, but also expanded it overseas to Korea. For a period of time in December 2013, War Valley was the most downloaded mobile game on T-Store, which is a popular application store in Korea. Beginning in the first quarter of 2014, we are working to introduce War Valley into other Asian markets.”

Mr. Xiao continued “During 2013, we added over 200 people to grow our research and game development teams, which are located in Shenzhen, Beijing, Guangzhou and Chengdu. We also grew our distribution platform, both in terms of the number of channels and overall reach. Our distribution platform serves self-developed games as well as licensed games, and we have also entered into co-production agreements where CMGE funds some portion of production costs in exchange for various distribution rights (typically via a license agreement). CMGE runs one of China’s strongest and most extensive mobile distribution channels in China. In addition to wide-scale pre-installations, CMGE has extensive distribution agreements with third-party application stores as well as all three mobile network operators.”

Vice Chairman Hendrick Sin added “Our outlook for 2014 is promising, as we continue to expand our product portfolio, grow our distribution platform and expand into overseas markets. In terms of product pipeline, CMGE expects to launch approximately 15 self-developed social games and at least 30 third party social games with exclusive licenses. We are very excited about our pipeline, which includes RPG, card and poker games. In terms of our distribution platform, we continue to deepen our pre-installation channel and open additional app store platforms. Finally, we plan to expand significantly to overseas markets in 2014, with emphasis on Asian markets such as Taiwan, Hong Kong, Korea and other South East Asia. In conclusion, we are confident that with everyone’s continued dedication, motivation and innovation, 2014 will be a very successful year for CMGE.”

Mr. Ken Chang, CMGE’s Chief Financial Officer, added “I am pleased to report that CMGE again achieved record quarterly revenue and significant improvement in financial and operational performance in the fourth quarter. Our game revenue grew 608.0% year-over-year or 64.5% quarter-over-quarter, with over 95.0% of revenue generated from smartphone games as compared to approximately 60.2% in the same period of last year. The growth was driven by the success of our self-developed games as well as our powerful distribution platform. Our operating data for social games was exceptional in the fourth quarter. Our social games are clearly the growth driver as they represented approximately 79.1% of total revenue, while paying users increased by over 13.0% sequentially. In addition, ARPU for social games increased to RMB36.6 in the fourth quarter from RMB24.9 in the third quarter. New registered users for the fourth quarter of 2013 were 59.9 million, of which approximately 93.6% were players of our social games. ”

“Our gross profit margin improved to 63.1% in the fourth quarter of 2013, up from 58.3% in the third quarter of 2013, primarily due to higher revenues compared to certain fixed costs. Our operating expenses as a percentage of revenue decreased to 58.7% in the fourth quarter compared to 60.1% in the third quarter. As a result of the improvement in gross profit margin and reduction of operating expenses as a percentage of revenue, our operating income improved in the fourth quarter compared to the third quarter. For our 2014 outlook, I am very excited about our new product pipeline, our stronger distribution platform, and our continued expansion to overseas markets. Continued revenue growth combined with prudent expense management should drive further margin expansion in 2014.”

Fourth Quarter 2013 Results

Revenues

Total net revenues were RMB146.4 million (US$24.2 million), compared with RMB28.9 million in the fourth quarter of 2012 and RMB98.1 million in the prior quarter.

•	Games revenues were RMB146.7 million (US$24.2 million), an increase of 608.0% from RMB20.7 million during the same period last year and an increase of 64.5% from RMB89.2 million in the prior quarter. The sequential improvement is largely due to strong growth in both self-developed and published social games. The number of paying users of our social games increased by 13% over the third quarter of 2013, primarily driven by the success of Joyful Da Ying Jia, the increase of paying users for a Ninja-themed card game, Monster Island, and the successful debut of Wu Xia Q Zhuan and San Guo Zhi Weili Jiaqiang Ban. The sequential increase in game revenue was also driven by an increase in overall ARPU from RMB12.5 in the third quarter to RMB21.0 in the fourth quarter. We raised the ARPU of social games, our main revenue driver, by increasing the number of in-game items available for purchase.

•	In the fourth quarter of 2013, we shifted our focus away from handset design to focus our resources on game development and distribution.

Cost of Revenues

Cost of revenue was RMB54.0 million (US$8.9 million) during the fourth quarter of 2013, an increase of 158.4% from RMB20.9 million in the fourth quarter of 2012 and an increase of 32.0% from RMB40.9 million in the third quarter of 2013.

•	Cost of revenue for games was RMB53.9 million (US$8.9 million), compared to RMB11.8 million in the fourth quarter of 2012 and RMB33.5 million in the third quarter of 2013. Cost of revenues for games was 36.8% of games revenue, compared with 57.1% in the fourth quarter of 2012 and 37.6% in the third quarter of 2013. The cost of revenues as a percentage of sales for the fourth quarter of 2013 was comparable to the prior quarter.

•	In the fourth quarter of 2013, we shifted our focus away from handset design, a lower margin business, to focus all of our resources on our core games business.

The Company’s overall gross margin was 63.1% during the fourth quarter of 2013, compared with 27.8% in the fourth quarter of 2012 and 58.3% in the third quarter of 2013.

•	Gross margin for games was 63.2% during the fourth quarter of 2013, compared to 42.9% in the fourth quarter of 2012 and 62.4% in the third quarter of 2013. The sequential and year-over-year increases were primarily due to increases in revenues compared to fixed costs, which mainly consist of amortization of intangible assets.

Operating Expenses

Operating expenses were RMB86.0 million (US$14.2 million) in the fourth quarter of 2013, compared with RMB71.7 million in the fourth quarter of 2012 and RMB59.0 million in the third quarter of 2013. Total operating expenses as a percentage of revenues was 58.7% in the fourth quarter, compared to 60.1% in the third quarter of 2013 and 248.1% in the fourth quarter of 2012. The decrease in percentage of revenues was mainly due to one-time goodwill and intangible assets impairment charges incurred in the fourth quarter of 2012 while there was no such charge in the current quarter.

•	Selling expenses were RMB51.9 million (US$8.6 million) in the fourth quarter of 2013, compared with RMB4.8 million in the fourth quarter of 2012 and RMB34.2 million in the third quarter of 2013. Selling expenses as percentage of revenues was 35.5%, comparable to 34.9% in the third quarter of 2013 and 16.6% in the fourth quarter of 2012. The increase in selling expenses as a percentage of revenue compared to the same quarter of last year was due to increased marketing and promotion expenses related to our self-developed and published games.

•	Research and development expenses were RMB19.9 million (US$3.3 million) in the fourth quarter of 2013, compared with RMB9.8 million in the fourth quarter of 2012 and RMB14.2 million in the third quarter of 2013. Research and development expenses as a percentage of net revenue were 13.6% in the fourth quarter of 2013, compared with 34.0% in the fourth quarter of 2012 and 14.5% in the third quarter of 2013. The year-over-year decrease was due to higher revenues. Research and development expenses as a percentage of revenue for the fourth quarter of 2013 were comparable to the prior quarter.

•	Share-based compensation expenses totaled RMB0.3 million (US$0.1 million) for the fourth quarter of 2013, compared with RMB4.0 million in the fourth quarter of 2012 and RMB(0.7 million) in the third quarter of 2013. The decrease compared to the prior quarter and same quarter last year was mainly due to a revision of the share options forfeiture rate in the current quarter which resulted in lower share-based compensation expenses.

Operating income (Loss)

The Company’s operating income was RMB6.4 million (US$1.1 million) during the fourth quarter of 2013, compared with an operating loss of RMB63.7 million in the fourth quarter of 2012 and operating loss of RMB1.9 million in the third quarter of 2013.

Non-GAAP operating income excluding (i) share-based compensation and (ii) goodwill and intangible assets impairment loss was RMB6.7 million (US$1.1 million) during the fourth quarter of 2013, compared with non-GAAP operating loss of RMB15.3 million in the fourth quarter of 2012 and non-GAAP operating loss of RMB2.6 million in the third quarter of 2013.

Contingently Returnable Consideration Assets

Changes in the fair value of contingently returnable consideration assets resulted in a gain of RMB16.8 million (US$2.8 million) during the fourth quarter of 2013, compared with RMB2.8 million in the fourth quarter of 2012 and RMB11.2 million in the third quarter of 2013. The gain was primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group.

Other income

Other income mainly represented a gain resulting from a business acquisition in the fourth quarter of 2013 for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed.

Income Tax

The Company had an income tax benefit of RMB1.1 million (US$0.2 million) in the fourth quarter of 2013, compared with an income tax benefit of RMB1.7 million in the fourth quarter of 2012 and an income tax benefit of RMB0.7 million in third quarter of 2013. The year-over-year decrease in the tax benefit was due to a smaller operating loss in the fourth quarter of 2013 as compared to the fourth quarter of 2012.

Net Income (loss)

Net income in the fourth quarter of 2013 was RMB35.3 million (US$5.8 million), compared with a net loss of RMB58.3 million in the fourth quarter of 2012 and net income of RMB25.6 million in the third quarter of 2013.

Non-GAAP net income excluding (1) share-based compensation (2) goodwill and intangible assets impairment loss (non-GAAP) was RMB35.6 million (US$5.9 million) during the fourth quarter of 2013, compared with non-GAAP net loss of RMB10.0 million in the fourth quarter of 2012 and non-GAAP net income of RMB24.9 million in the third quarter of 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS during the fourth quarter of 2013 were RMB1.28 (US$0.21) and RMB1.18 (US$0.20), respectively, compared with basic and diluted loss per ADS of RMB2.71 in the fourth quarter of 2012 and basic and diluted earnings per ADS of RMB0.98 in the third quarter of 2013. Non-GAAP basic and diluted earnings per ADS excluding (1) share-based compensation (2) goodwill and intangible assets impartment loss during the fourth quarter of 2013 were RMB1.30 (US$0.21) and RMB1.19 (US$0.20), respectively, compared with non-GAAP basic and diluted loss per ADS of RMB0.48 in the fourth quarter of 2012 and non-GAAP basic and diluted earnings per ADS of RMB0.98 in the third quarter of 2013.

Cash and Cash Equivalents

As of December 31, 2013, the Company had cash and cash equivalents of RMB249.1 million (US$41.1 million), restricted cash of RMB15.7 million (US$2.6 million) and short-term investments of RMB51.8 million (US$8.6 million). Operating cash flow for the fourth quarter of 2013 was a net outflow of RMB53.5 million (US$8.8 million). The operating cash outflow was mainly due to prepaid revenue sharing and fees paid to game developers as we increased our game publishing portfolio.

Ordinary Shares

CMGE had 392.3 million ordinary shares outstanding as of December 31, 2013, or the equivalent of 28.0 million ADSs outstanding.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Our net revenues increased by 88.2% to RMB353.0 million (US$58.3 million) in 2013 from RMB187.6 million in 2012. This increase was primarily due to greater revenue contribution from both self-developed and licensed social games resulting from our continued marketing efforts, game development, licensing and operation.

•	Our games revenue increased by 85.4% to RMB319.2 million (US$52.7 million) in 2013 from RMB172.2 million in 2012, primarily due to (i) an increase in the number of social games from 7 in 2012, to 72 in 2013, which drove an increase in the number of paying users. The increase in games revenue also related to our transition from developing feature phone games to developing and publishing successful smartphone games. The increase also reflected the growing popularity of smartphone games and also the success of our Joyful Da Ying Jia poker game and other of our popular light social games and card games; and (ii) an increase in revenue from licensed games from RMB139.6 million in 2012 to RMB203.1 million in 2013.

•	Our handset design revenue increased by 119.3% to RMB33.8 million (US$5.6 million) in 2013 from RMB15.4 million in 2012, primarily due to a greater number of smartphones produced which had a higher unit price than feature phones.

Cost of Revenues

Our cost of revenues increased by 70.1% to RMB156.0 million (US$25.8 million) in 2013 from RMB91.7 million in 2012. This increase was largely in line with the increase in revenues.

•	Our cost of revenues attributable to games increased by 66.2% to RMB124.5 million (US$20.6 million) in 2013 from RMB74.9 million in 2012. This increase was primarily because of an increase in amortization of intangible assets and game licensing fees and an increase in amounts paid to payment channels.

•	Our cost of revenues attributable to handset design increased by 86.4% to RMB31.5 million (US$5.2 million) in 2013 from RMB16.9 million in 2012, primarily due to costs related to our increased production of smartphone handsets.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 105.4% to RMB197.0 million (US$32.5 million) in 2013 from RMB95.9 million in 2012. Our gross margin increased to 55.8% in 2013 from 51.1% in 2012. This increase is attributable primarily to growth in the games publishing business, as the amount paid to mobile game developers is netted off against revenue and not booked under cost of revenues. Moreover, the percentage of fixed amortization costs also decreased in relation to the increase in revenue.

•	Our gross profit attributable to games increased by 100.1% to RMB194.7 million in 2013 from RMB97.3 million in 2012. Our gross margin attributable to games increased to 61.0% in 2013 from 56.5% in 2012.

•	We had a gross profit attributable to handset design of RMB2.3 million in 2013, as compared to a gross loss of RMB1.4 million in 2012.

Operating Expenses

Our total operating expenses increased by 50.9% to RMB223.8 million (US$37.0 million) in 2013 from RMB148.3 million in 2012. This increase was primarily because of an increase in selling expenses.

•	Selling expenses increased by 602.5% to RMB111.0 million in 2013 from RMB15.8 million in 2012. This was primarily due to an expansion of online advertising activities, including increased game promotion through web platforms, application stores and agents. Selling expenses as a percentage of net revenues increased to 31.4% in 2013 from 8.4% in 2012.

•	General and administrative expenses increased by 57.0% to RMB55.9 million in 2013 from RMB35.6 million in 2012 primarily because of increased headcount to support our growing operations. General and administrative expenses as a percentage of net revenues decreased to 15.8% in 2013 from 19.0% in 2012.

•	Research and development expenses increased by 54.7% to RMB54.3 million in 2013 from RMB35.1 million in 2012 primarily because of increased research costs to support our transition into developing a greater number of smartphone social games. Research and development expenses as a percentage of net revenues decreased to 15.4% in 2013 from 18.7% in 2012.

Operating Loss

We had an operating loss of RMB26.8 million (US$4.4 million) in 2013 and RMB52.4 million in 2012. As a result of the cumulative effect of the above factors, the operating margin increased to -7.6% in 2013 from -27.9% in 2012.

Other Income

We had other income of RMB25.7 million (US$4.2 million) in 2013, compared to other income of RMB0.5 million in 2012. Other income in 2013 mainly represented (i) gain on a disposal of a subsidiary, related to our disposal of a subsidiary engaged in the sale and development of mobile games, in 2013, (ii) gain on bargain purchase, relating an acquisition for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed, and (iii) government grants.

Changes in Fair Value of Contingently Returnable Consideration Assets

Our changes in fair value of contingently returnable consideration assets was a gain of RMB24.4 million (US$4.0 million) in 2013, primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group. Beginning in 2014, we will no longer have changes in fair value of contingently returnable consideration assets related to our historical reorganization, as the contingently returnable consideration assets was fully settled as of 31 December 2013.

Income Tax

We had an income tax benefit of RMB0.2 million (US$33,000) in 2013, compared to an income tax benefit of RMB8.7 million in 2012. Our effective tax rate was 0.75% in 2013, compared to -37.5% in 2012, primarily due to our increased profitability.

Net Income (Loss)

As a result of the foregoing, we recorded a net income of RMB26.8 million (US$4.4 million) in 2013, representing an increase of RMB41.3 million from the net loss of RMB14.5 million in 2012. Our non-GAAP net income, excluding (i) share-based compensation expenses, (ii) goodwill and intangible assets impairment loss and (iii) listing expenses, was RMB43.4 million (US$7.2 million) in 2013, compared with RMB61.3 million in 2012.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Time on Tuesday, March 4, 2014 (9:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701

Hong Kong Dial-In	+852 3051-2745

China Dial-In	+86-4001-200-654

International Dial-In	+65 6723-9385

Conference ID	5823674

A telephone replay of the call will be available after the conclusion of the conference call at 11:01 a.m. Eastern Time on Tuesday, March 4, 2014 through 11:59 a.m. Eastern Time on Tuesday, March 11, 2014. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696

International Dial In:	+61 2-8199-0299

Conference ID	5823674

A live webcast of the conference call will be available in the investor relations section of the CMGE website at—http://www.cmge.com/

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The Company currently has about 1,200 employees, including about 500 research and development staffs. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation expenses (2) goodwill and intangible assets impairment loss and (3) listing expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

In the U.S.:

The Piacente Group

Investor Relations

Glenn Garmont

Tel: +1 212-481-2050

E-mail: cmge@tpg-ir.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31
	2012 *	2013	2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	128,736	249,126	41,153
Restricted cash	—	15,725	2,598
Short-term investments	45,000	51,772	8,552
Accounts receivable	41,726	140,049	23,134
Inventories	2,359	—	—
Prepayments and other current assets	37,386	91,585	15,129
Amounts due from related parties	—	6,097	1,007
Deferred tax assets	262	1,100	182

Total current assets	255,469	555,454	91,755

Non-current assets:
Property and equipment, net	4,814	13,085	2,161
Goodwill	564,841	564,841	93,305
Intangible assets, net	42,998	86,891	14,353
Prepayments	28,600	23,000	3,799
Long-term investment	—	2,000	330
Deferred tax assets	129	2,714	448
Other non-current assets	343	5,139	849

Total non-current assets	641,725	697,670	115,245

TOTAL ASSETS	897,194	1,253,124	207,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	—	14,000	2,313
Accounts payable	3,689	59,170	9,774
Accrued expenses and other current liabilities	19,597	41,174	6,800
Deferred revenue	1,697	12,413	2,050
Income tax payable	76	1,851	306
Amounts due to related parties	991	—	—

Total current liabilities	26,050	128,608	21,243

Non-current liabilities:
Unrecognized tax benefits	21,944	9,970	1,647
Deferred tax liabilities	7,844	7,793	1,287
Other non-current liabilities	2,150	2,000	330

Total non-current liabilities	31,938	19,763	3,264

Total liabilities	57,988	148,371	24,507

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; nil and 26,485,961 shares issued and outstanding as of December 31, 2012 and 2013, respectively; aggregate liquidation preference and redemption amount of RMB75,899 and RMB77,677 as of December 31, 2013, respectively)	76,858	77,677	12,831
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 113,577,208 and 178,034,362 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	727	1,121	185
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 189,617,092 and 180,821,228 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	1,213	1,179	195
Additional paid-in capital	726,200	1,003,417	165,753
Retained earnings	34,563	19,635	3,244
Accumulated other comprehensive (loss) income	(420)	122	20

Total China Mobile Games and Entertainment Group Limited’s equity	762,283	1,025,474	169,397
Noncontrolling interests	65	1,602	265

Total shareholders’ equity	762,348	1,027,076	169,662

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	897,194	1,253,124	207,000

*	Amounts for the year ended December 31, 2012 were derived from December 31, 2012 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012 *	December 31, 2013	December 31, 2013
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)	RMB	RMB (Unaudited)	USD (Unaudited)
Net revenues
Games	20,722	89,163	146,717	24,236	172,185	319,218	52,731
Handset design	8,194	8,893	(281)	(46)	15,408	33,789	5,582

Total net revenues	28,916	98,056	146,436	24,190	187,593	353,007	58,313

Cost of revenues
Games	(11,830)	(33,514)	(53,944)	(8,911)	(74,878)	(124,506)	(20,567)
Handset design	(9,049)	(7,431)	(98)	(17)	(16,852)	(31,491)	(5,202)

Total cost of revenues	(20,879)	(40,945)	(54,042)	(8,928)	(91,730)	(155,997)	(25,769)

Gross profit	8,037	57,111	92,394	15,262	95,863	197,010	32,544
Operating expenses:
Selling expenses	(4,792)	(34,221)	(51,913)	(8,575)	(15,838)	(110,954)	(18,328)
General and administrative expenses	(13,385)	(10,533)	(14,144)	(2,337)	(35,633)	(55,925)	(9,238)
Research and development expenses	(9,840)	(14,213)	(19,912)	(3,289)	(35,071)	(54,294)	(8,969)
Impairment of goodwill	(33,517)	—	—	—	(33,517)	—	—
Impairment of intangible assets	(10,910)	—	—	—	(10,910)	(2,613)	(432)
Listing expenses	746	—	—	—	(17,307)	—	—

Total operating expenses	(71,698)	(58,967)	(85,969)	(14,201)	(148,276)	(223,786)	(36,967)

Operating income (loss)	(63,661)	(1,856)	6,425	1,061	(52,413)	(26,776)	(4,423)

Interest income	674	1,220	915	151	1,474	3,322	549

Other income	113	14,383	10,089	1,666	451	25,654	4,237
Changes in fair value of contingently returnable consideration assets	2,806	11,163	16,784	2,773	27,326	24,366	4,025

Income (loss) before income taxes and noncontrolling interests	(60,068)	24,910	34,213	5,651	(23,162)	26,566	4,388
Income tax benefit	1,738	729	1,083	179	8,689	197	33

Net income (loss)	(58,330)	25,639	35,296	5,830	(14,473)	26,763	4,421

Accretion of contingently redeemable ordinary share	(560)	(929)	(920)	(152)	(3,023)	(3,174)	(524)

Net income (loss) attributable to shareholders	(58,890)	24,710	34,376	5,678	(17,496)	23,589	3,897

Net income (loss) attributable to noncontrolling interests	(135)	(215)	146	24	(135)	503	83
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	(58,755)	24,925	34,230	5,654	(17,361)	23,086	3,814

Other comprehensive income (loss):
Foreign currency translation adjustment	(36)	1,428	(1,397)	(231)	7	542	90
Other comprehensive income (loss)	(36)	1,428	(1,397)	(231)	7	542	90

Comprehensive income (loss)	(58,926)	26,138	32,979	5,447	(17,489)	24,131	3,987

Comprehensive loss attributable to non-controlling interests	(135)	—	503	83	(135)	451	74

Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	(58,791)	26,138	32,476	5,364	(17,354)	23,680	3,913

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	(0.19)	0.07	0.09	0.02	(0.06)	0.07	0.01
Diluted	(0.19)	0.07	0.08	0.01	(0.06)	0.06	0.01
Weighted average number of Class A and Class B ordinary shares outstanding in computing:
Basic	303,194,300	324,549,164	346,835,344	346,835,344	302,853,059	319,576,830	319,576,830
Diluted	303,194,300	336,396,460	375,923,910	375,923,910	302,853,059	333,580,269	333,580,269

*	Amounts for the twelve months ended December 31, 2012 were derived from December 31, 2012 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the three months ended				For the twelve months ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012 *	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash provided (used in) by operating activities	25,572	(4,840)	(53,497)	(8,836)	47,815	(60,663)	(10,021)
Net cash used in investing activities	(39,012)	(25,606)	(29,617)	(4,892)	(100,051)	(77,561)	(12,812)
Net cash provided (used in) by financing activities	(14,115)	152,376	108,011	17,841	(6,272)	260,427	(43,019)

Exchange rate effect on cash and cash equivalents	(36)	1,039	(2,046)	(338)	7	(1,813)	(299)
Net increase (decrease) in cash and cash equivalents	(27,591)	122,969	22,851	3,775	(58,501)	120,390	19,887
Cash and cash equivalents, beginning of the period	156,327	103,306	226,275	37,378	187,237	128,736	21,266

Cash and cash equivalents, end of the period	128,736	226,275	249,126	41,153	128,736	249,126	41,153

*	Amounts for the year ended December 31, 2012 were derived from December 31, 2012 audited consolidated financial statements.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES

(Amounts in thousands of Renminbi (“RMB”) except per ADS data)

	For the three months ended December 31, 2012			For the three months ended September 30, 2013			For the three months ended December 31, 2013
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	71,698	(48,351)	23,347	58,967	749	59,716	85,969	(306)	85,663
Income (loss) from operations	(63,661)	48,351	(15,310)	(1,856)	(749)	(2,605)	6,425	306	6,731
Operating margin	-220.2%		-52.9%	-1.9%		-2.7%	4.4%		4.6%
Net income (loss)	(58,330)	48,351	(9,979)	25,639	(749)	24,890	35,296	306	35,602
Net margin	-201.7%		-34.5%	26.1%		25.4%	24.1%		24.3%
Net income attributable to CMGE	(58,755)	48,351	(10,404)	24,925	(749)	24,176	34,230	306	34,536
Net margin attributable to CMGE	-203.2%		-36.0%	25.4%		24.7%	23.4%		23.6%
Diluted earnings (loss) per ADS (b)	(2.71)		(0.48)	0.98		0.98	1.18		1.19

	For the twelve months ended December 31, 2012			For the twelve months ended December 31, 2013
	GAAP	Adjustment (c)	Non-GAAP	GAAP	Adjustment (c)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	148,276	(75,803)	72,473	223,786	(16,633)	207,153
Income (loss) from operations	(52,413)	75,803	23,390	(26,776)	16,633	(10,143)
Operating margin	-27.9%		12.5%	-7.6%		-2.9%
Net income (loss)	(14,473)	75,803	61,330	26,763	16,633	43,396
Net margin	-7.7%		32.7%	7.6%		12.3%
Net income (loss) attributable to CMGE	(17,361)	75,803	58,442	23,086	16,633	39,719
Net margin attributable to CMGE	-9.2%		31.2%	6.5%		11.3%
Diluted earnings (loss) per ADS (b)	(0.80)		2.47	0.89		1.54

(a)	Adjustment to exclude the share-based compensation expense and goodwill and intangible assets impairment loss of each period.
(b)	1 ADS = 14 Ordinary Shares.
(c)	Adjustment to exclude the share-based compensation expense, goodwill and intangible assets impairment loss and listing expense of each period.